

13001060

PE 1/18/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

March 19, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/19/13

Brian J. Lane
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Chevron Corporation
Incoming letter dated January 18, 2013

Dear Mr. Lane:

This is in response to your letters dated January 18, 2013 and February 26, 2013 concerning the shareholder proposal submitted to Chevron by the Needmor Fund and Zevin Asset Management, LLC, on behalf of the Frank H. Joyce Trust. We also have received a letter on the proponents' behalf dated February 5, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

March 19, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Chevron Corporation
Incoming letter dated January 18, 2013

The proposal requests the company's independent directors "conduct a review of Chevron's recent legal initiatives against investors specifically analyzing" the issues identified in the proposal.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(7), as relating to Chevron's ordinary business operations. In this regard, we note that the company is presently involved in litigation relating to the subject matter of the proposal. Proposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Angie Kim
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Brian J. Lane
Direct +1 202.887.3646
Fax: +1 202.530.9589
BLane@gibsondunn.com

Client: 19624-00011

February 26, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
*Shareholder Proposal of The Needmor Fund and the Frank H. Joyce Trust*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On January 18, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, Chevron Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Walden Asset Management, on behalf of its client The Needmor Fund, and Zevin Asset Management, on behalf of its client the Frank H. Joyce Trust (the "Proponents").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. On February 5, 2013, Timothy Smith and Sonia Kowal submitted a letter responding to the No-Action Request (the "Response Letter") on behalf of the Proponents. We wish to respond to the Response Letter.

Looking past the Response Letter's many flamboyant statements that have no bearing on the No-Action Request, we believe that the Response Letter confirms the excludability of the Proposal under Rule 14a-8(i)(7). First, it acknowledges that the Proposal focuses on the Company's litigation strategy and choices by specifically referencing the Company's "legal actions against investors, which included a subpoena . . . ." Second, the Response Letter reinforces the Proposal's focus on how the Company handles its shareholder relations and communications.

For these reasons, we reiterate our request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically the Company's litigation strategy and how it conducts litigation as well as the Company's shareholder relations and communications.

Sincerely,



Brian J. Lane

cc: Rick Hansen, Chevron Corporation
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management

101455732.4



Walden Asset Management

*Advancing sustainable business practices since 1975*

February 5, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

**Re:** Chevron's request for a No Action determination on the shareholder proposal sponsored by the Frank Joyce Trust and the Needmor Fund

Dear Sir/Madam:

We are writing on behalf of the two filers of a shareholder resolution to Chevron, the Frank Joyce Trust and the Needmor Fund, in response to the January 18, 2013 letter by Brian Lane of Gibson Dunn seeking a No Action determination by the Securities and Exchange Commission (SEC). Zevin Asset Management is the Investment Manager for the Frank Joyce Trust, and my firm, Walden Asset Management, a division of Boston Trust & Investment Management Company, is portfolio manager for the Needmor Fund.

In his January 18, 2013 letter, Brian Lane seeks SEC permission to omit a shareholder resolution requesting that Chevron's independent directors conduct a review of Chevron's legal actions against investors which included a subpoena of seven years of emails and correspondence from two investors. The No Action request is based on the argument that the resolution relates to Chevron's ordinary business, specifically the company's litigation strategy and shareholder relations.

We disagree strongly with this argument and submit that the resolution addresses an extraordinary and unprecedented set of actions by Chevron.

In presenting his argument, Mr. Lane and Chevron describe in great detail the Ecuadorian court case challenging Texaco's environmental practices in Ecuador which has resulted in an $18.2 billion judgment against the company. In its response to the plaintiffs, Chevron has theorized that there is a conspiracy of investors and nongovernmental organizations (NGOs) to exert pressure on the company to settle the lawsuit to "extort and defraud the company in the United States."

This is a stunning claim, one that is unusual in the context of Chevron's normal approach to shareholder concerns and its generally positive relationship with the institutional investor community, a history about which it is proud. As the resolution states, Chevron's actions are "seen by many investors as an unwarranted and irresponsible attack on private investor communications." Surely, investors should be allowed to use the proxy to call for a review of Chevron's handling of this matter. The company's actions, we believe, could have a direct and negative impact on its reputation and risk, damaging shareholders' long-term financial interest in the company.

As part of their normal fiduciary responsibilities, many long-term investors regularly collaborate in engaging companies on vital issues of corporate behavior. For example, members of the Principles for Responsible Investment (PRI) initiative, who collectively represent over $30 trillion in assets under management, publicly commit to examining environmental, social and

A Division of Boston Trust & Investment Management Company
One Beacon Street   Boston, Massachusetts 02108   617.726.7250   Fax: 617.227.2690

corporate governance (ESG) factors in their investment processes and shareholder engagement activities. PRI investors include public pension funds such as CalPERS, investment managers like Blackrock and Goldman Sachs, foundations, religious investors, and mutual funds.

PRI members focus on relevant ESG issues because they believe such factors can have a significant impact on long-term shareholder value as well as environmental and social corporate performance. These investors are acting in their best interests, and as they do so, many work with other investors to share information and discuss common approaches to corporate engagement. We are deeply concerned that Chevron's unprecedented intrusion into investor communications in this case could stifle just this sort of mutually beneficial engagement. The shareholder resolution, therefore, appropriately asks the independent directors to carefully review the controversial approach that Chevron has launched.

While Gibson Dunn and Chevron may disagree with New York State Common Retirement Fund or other investors as they press Chevron's Board of Directors to evaluate whether it should consider settling the Ecuador case, we would consider it misguided and inappropriate for Chevron to seek to chill debate on this matter or to interfere with investor cooperation. We by no means consider Chevron's actions in this process "ordinary business related to litigation." Instead, actions in this case are expensive and extraordinary. Indeed, they have been widely publicized as such. (See, for instance, "Chevron Aims at an Activist Shareholder," *New York Times*, December 8, 2012.)

The following examples of how investors regularly work together to influence corporate ESG performance demonstrates the increasingly common practice of investor collaboration to share information and strategies on how to engage companies effectively.

The Harvard Institutional Investor Roundtable convened a roundtable (the Roundtable) discussion on January 24, 2013 of senior governance officers from leading public pension funds, mutual funds, and other institutional investors from the U.S. and abroad. The institutions represented assets under management in excess of $14 trillion. The Roundtable is a Harvard Institutional Investor Forum event, directed by Lucian Bebchuk and operated by the Harvard Law School Program on Institutional Investors and Program on Corporate Governance.

The first Roundtable session focused on the evolution of arrangements governing corporate elections. Two areas of corporate election that were discussed were proxy access, for which many shareholders have been strong advocates but is not yet in effect, and majority voting for directors, which has been adopted by most S&P 500 companies but is not common among smaller companies. Proxy access is almost universally and vigorously opposed by companies. Still, the investor participants supported these changes and worked together to advance them. Even if a company strongly disagrees and thinks it is not in its best interest, should this joint effort be characterized as a conspiracy by investors? We believe the clear answer is no.

Another Roundtable session focused on engagement between shareholders and companies in connection with executive compensation practices. Topics discussed included how effective such engagements were, how shareholders can use engagement strategies and "Say-on-Pay" votes to promote better outcomes, and which potential improvements in compensation practices deserve increased attention of institutional investors. The final session focused on corporate political spending disclosure which is an issue the U.S. Chamber of Commerce vehemently opposes. The Chamber has often used legal action to thwart specific governance reforms. We fear the Chevron subpoena could serve as a model for them or other groups to counter investor initiatives seeking such reforms.

Participants in the Roundtable included representatives from the following: UAW Retiree Medical Benefits Trust, AFL-CIO Office of Investment, T. Rowe Price, Prudential Financial, Inc., Fund Controller, Vanguard, Council of Institutional Investors, Breeden Capital Management, TIAA-CREF, BlackRock Mutual Funds, School Employees Retirement System of Ohio, Wellington Management Company, LLP, Fidelity Management & Research Co., Norges Bank Investment Management, Morgan Stanley, Pershing Square Capital Management, State Street Global Advisors, California State Teachers' Retirement System, New York State Common Retirement Fund, Florida State Board of Administration, Ontario Teachers' Pension Plan, and Illinois State Board of Investment.

We believe strongly that investors have the right to convene meetings to share ideas and strategies, discuss corporate performance, and, ultimately, to join together to challenge a company if they believe its governance or environmental record raises significant questions about its long-term prospects. When a company's actions put this basic right in jeopardy, we believe the standard of "ordinary business" related to shareholder resolutions should not apply. Quite the opposite, Chevron's actions deserve heightened investor scrutiny, especially since the outcome of the No Action request will set a legal precedent for investors.

Granting Chevron its No Action request could be seen as opening a door to a potential flood of subpoenas by companies that disagree strongly with collaborative investor engagement on topics they oppose. The precedent of the Chevron action is too significant for investors, and the SEC, to ignore.

Thus we believe that this shareholder resolution, submitted in response to Chevron's extraordinary actions that could harm Chevron's reputation and relationship with its investors, rises above the "ordinary business" rationale for omission. We ask the SEC staff to refuse to grant Chevron No Action relief.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

Cc: Brian Lane – Gibson, Dunn & Crutcher, LLP
Lydia Beebe – Corporate Secretary, Chevron Corporation

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Brian J. Lane
Direct: +1 202.887.3646
Fax: +1 202.530.9589
BLane@gibsondunn.com

Client: 19624-00011

January 18, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
*Shareholder Proposal of The Needmor Fund and the Frank H. Joyce Trust*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Walden Asset Management, on behalf of its client The Needmor Fund, and Zevin Asset Management, on behalf of its client the Frank H. Joyce Trust (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> Resolved: that shareholders request the independent Board members to conduct a review of Chevron's recent legal initiatives against investors specifically analyzing
>
> 1. The rationale for this new intervention, including subpoenas, a public relations campaign and attacks on New York State, a major institutional investor.
> 2. Its impact on long term investor relations and Chevron's reputation.
> 3. The precedent this would set in chilling shareholder communications with any company about key environmental, social and governance issues and their impact on shareholder value.
>
> A report summarizing this review, omitting proprietary information, shall be reported to shareholders by September 2013.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically the Company's litigation strategy and how it conducts litigation; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, specifically the Company's shareholder relations and communications.

**BACKGROUND**

The Proposal concerns choices made by the Company and its counsel to issue subpoenas and take other actions in connection with pending litigation. By way of background, the Company is a defendant in a civil lawsuit before the Superior Court of Nueva Loja in Lago Agrio,

Ecuador, brought in May 2003 by 48 individuals known as the "Lago Agrio Plaintiffs" (or "LAPs") and their representatives, including U.S. attorney Steven Donziger. The Ecuadorian court has entered an $18.2 billion judgment against the Company in this action. The Company believes that this lawsuit lacks legal and factual merit and has mounted a vigorous defense. Moreover, the Company believes that the judgment is the product of fraud and violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"). Accordingly, the Company brought a lawsuit in 2011 in federal court in New York against Donziger, the LAPs, and some of their co-conspirators alleging that they, and others based in the United States, had conceived of, substantially executed, funded, and significantly directed a scheme to extort and defraud the Company in the United States by, among other things: (1) bringing a lawsuit in Ecuador; (2) fabricating evidence for use in that lawsuit and colluding with court officials in order to obtain the unwarranted $18.2 billion judgment; (3) exerting pressure on the Company and subjecting it to public attacks in the United States to coerce it to pay money either to "settle" the Ecuadorian litigation or satisfy the fraudulent judgment; and (4) making false statements to U.S. courts and tampering with witnesses to conceal and further their activities. The federal court in New York has set a trial date of October 15, 2013 on the Company's claims.

The campaign to exert pressure on the Company to coerce it to "settle" the Ecuadorian litigation through a monetary pay-off to the defendants is a critical component of the defendants' scheme and thus the Company's fraud and RICO claims in the New York litigation. This campaign against the Company has included, among other things: attempting to induce public officials in the United States (including the Commission) to investigate the Company; inducing Company shareholders to criticize the Company's defense of the Ecuadorian litigation and to demand that the Company "settle" the Ecuadorian litigation; pressuring the Company through the public markets; and exerting other forms of public pressure on the Company. As the Company's Amended Complaint alleges, quoting the words of one co-conspirator, the defendants' strategy is to "turn up the heat on Chevron through various means, shareholder resolutions, major media coverage and major investigations through, for example, the Securities and Exchange Commission." Amended Complaint, ¶ 214.

In connection with preparing the Company's RICO and fraud case, the Company has issued more than two dozen subpoenas. One of them is to an institutional investor that the Company believes has been an integral part of the campaign against the Company. The Company believes that this institutional investor has for nearly a decade actively collaborated with the RICO defendants to organize means of putting pressure on the Company with respect to the Ecuadorian litigation. The institutional investor has done so by, among other things, urging government officials to investigate the Company, repeatedly hectoring a Company director to engage in discussions to "settle" the fraudulent Ecuadorian litigation, and lobbying other Company shareholders to support such actions. The institutional investor has continued to attempt to exert pressure on the Company despite unrebutted, public evidence of the Ecuadorian fraud having come to light as of at least April 2010. Accordingly, the Company recently subpoenaed the institutional investor in connection with the Company's RICO and fraud action in New York federal court in order to seek information about the extent of and reasons for the institutional investor's cooperation with the RICO defendants and their co-conspirators despite the public evidence of the underlying fraud.

The Company also is pursuing an ethics complaint before the New York State Joint Commission on Public Ethics against New York State Comptroller Thomas DiNapoli for his apparently illicit and unethical role in the campaign against the Company, in which he and his staff have acted in concert and coordination with the RICO defendants and their co-conspirators. This came about because in the course of preparing the RICO and fraud case, the Company also became aware that Comptroller DiNapoli, who serves as the sole trustee and manager of the New York State Common Retirement Fund, which is a Company shareholder, and his staff have repeatedly taken actions in favor of the RICO defendants' interests—specifically actions to pressure the Company to "settle" the fraudulent Ecuadorian litigation—and against the interests of the Company. This is a potential violation of Comptroller DiNapoli's fiduciary duty to the beneficiaries of the Common Retirement Fund. Moreover, the Company became aware of evidence that Comptroller DiNapoli and his staff took these actions in close coordination with the RICO defendants and their co-conspirators, and that Comptroller DiNapoli took these actions, we believe, as part of an apparent *quid pro quo* exchange for significant campaign contributions and other benefits from the LAPs and their representatives.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

Moreover, a shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Staff has stated that a shareholder proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release").

**II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Litigation Strategy And Conduct Of Litigation.**

We believe that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's litigation strategy in, and conduct of, the ongoing litigation described above.

The Staff has consistently concurred that a company's decisions concerning the conduct of litigation and related decisions involve ordinary business operations and are therefore not a proper subject for shareholder oversight. For example, in *Crown Central Petroleum Corp.* (avail. Mar. 10, 1998), the Staff concurred with the exclusion under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), of a shareholder proposal requesting that the board form a committee of independent directors to supervise pending litigation. In concurring with the exclusion of the proposal, the Staff noted that the proposal related to the company's "litigation strategy." Likewise, in *Benihana National Corp.* (avail. Sept. 13, 1991), the Staff concurred with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit. The Staff noted that "the conduct of litigation and the decisions made concerning legal defenses are matters that involve the conduct of the [c]ompany's ordinary business operations." *See also Merck & Co., Inc.* (avail. Mar. 21, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company "file criminal charges against and prosecute all individuals, whose actions or inactions resulted in Merck's guilty plea," where the Staff noted that the proposal related to the "conduct of ongoing litigation to which the company is a party"); *Point Blank Solutions, Inc.* (avail. Mar. 10, 2008) (concurring with the exclusion of a shareholder proposal seeking to direct certain aspects of the company's litigation strategy and decisions, including to prohibit the company from ever retaining the services of certain former officers and directors, to reject a memorandum of understanding and stipulation of settlement entered into by the company to settle pending class action and derivative litigation, to have the company initiate litigation against former officers and directors, and to receive a "sense of shareholders" that a private placement entered into as part of the settlement be cancelled, where the Staff noted that the proposal related to the company's "litigation strategy and related decisions"); *CMS Energy Corp.* (avail. Feb. 23, 2004) (concurring with the exclusion of a shareholder proposal requiring the company to void any agreements with two former members of management and initiate legal action to recover all amounts paid to them, where the Staff noted that the proposal related to the "conduct of litigation"); *Microsoft Corp. (Lammerding)* (avail. Sept. 15, 2000) (concurring with the exclusion of a shareholder proposal requesting that the board voluntarily spin off a new entity or entities rather than contest the government-ordered breakup of Microsoft in court, where the Staff noted that the proposal related to the company's "litigation strategy"); *Exxon Mobil Corp.* (avail. Mar. 21, 2000) (concurring with the exclusion of a shareholder proposal requesting that Exxon Mobil establish a committee to oversee the immediate payment of settlements associated with the 1989 grounding of the Exxon Valdez, cease all legal action attempting to overturn settlements (forfeiting appeal rights), and review all vessels owned by the company and rate their ability to withstand grounding, where the proposal related to the company's "litigation strategy and related decisions"). Notably, the Staff concurred with exclusion under Rule 14a-8(i)(7) in these letters even where the litigation had generated significant publicity or involved important corporate decisions.

As with the shareholder proposals in each of the precedent cited above, the Proposal seeks to interfere with the manner in which the Company is conducting litigation. Specifically, the Proposal would require the independent directors of the Board to "conduct a review . . . specifically analyzing . . . the rationale" for the Company's legal strategy of issuing a subpoena to "investors," as well as filing the ethics complaint against the sole trustee and manager of a Company shareholder, and then to issue a report "summarizing this review." As confirmed by the Proposal, the Proposal was submitted in response to the specific decisions made by the Company and its lawyers in connection with ongoing litigation, which the Proposal refers to as the Company's "recent legal initiatives against investors." The supporting statement states that the Proponents view these particular actions as an "unwarranted and irresponsible attack" that would set a "horrendous precedent." By criticizing the Company's litigation strategy and requesting that the Board's independent directors specifically review the rationale for subpoenas or related efforts that involve a few of the Company's hundreds of thousands of investors, the Proposal seeks to second-guess the Company's current legal strategy. Moreover, decisions that the Company makes regarding which entities to subpoena "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Accordingly, like the shareholder proposals in *Crown Central Petroleum* and the other precedent noted above, the Proposal improperly seeks to dictate the manner in which the Company conducts its litigation strategy and is therefore excludable under Rule 14a-8(i)(7).

In addition, the Staff has consistently concurred that shareholder proposals requesting actions that would have an adverse effect on a company's litigation strategy and conduct relate to a company's ordinary business operations. For example, in *Johnson & Johnson* (avail. Feb. 14, 2012) the Staff concurred with the exclusion of a shareholder proposal requesting a report discussing how the company was addressing harm caused by one of its products, where the company was involved in litigation disputing that the product caused harm. The company argued that issuance of the report requested by the proposal would "potentially compel the [c]ompany to disclose its internal assessment of the existence and nature of any adverse effects that [the product] may have caused," and stated that "[a]ny such assessment may be inconsistent with the [c]ompany's litigation defense or may prematurely disclose the [c]ompany's litigation strategy to its opposing parties in pending litigation." In concurring with the exclusion of the proposal, the Staff noted that the proposal "would affect the conduct of ongoing litigation to which the company is a party." *See also Reynolds American Inc.* (avail. Mar. 7, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free, where the company was currently litigating six separate cases disputing the health hazards of secondhand smoke and the Staff noted that the proposal related to the company's "litigation strategy"); *AT&T Inc.* (avail. Feb. 9, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies, where the company was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures and the Staff noted that the proposal related to the company's "litigation strategy"); *Reynolds American Inc.* (avail. Feb. 10, 2006) (concurring with the exclusion of a shareholder proposal requesting that the company notify African Americans of the unique health hazards to them associated with smoking menthol cigarettes, where the company argued that undertaking such a campaign would be inconsistent with positions it was taking in denying such health hazards in ongoing litigation and the Staff noted that the proposal related to the company's "litigation strategy"); *Philip Morris Companies Inc.* (avail. Feb. 4, 1997) (concurring with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company voluntarily implement the Food and Drug Administration's regulations to curb teen smoking, where the Staff noted that although it "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," the company could exclude the proposal because it "primarily addresses the litigation strategy of the [c]ompany, which is viewed as inherently the ordinary business of management to direct").

As noted above, the Proposal seeks a review by the independent directors on the Company's Board of "[t]he rationale" for certain litigation tactics, "including subpoenas . . . and attacks on New York State" as well as "[a] report summarizing this review" to be issued to shareholders. While the Proposal states that such report could omit "proprietary information," it does not address the disclosure of confidential information related to the Company's litigation strategy in the litigation discussed above.[1] The federal court in New York has set a trial date of October 15, 2013 on the Company's claims. By requiring the Company to report "to shareholders by September 2013" on "[t]he rationale" for various selected litigation tactics, the Proposal asks the Company to disclose information regarding its case, including its strategy for demonstrating that Donziger, the LAPs, and their co-conspirators and others based in the United States had conceived of, substantially executed, funded, and significantly directed a scheme to extort and defraud the Company in the United States. More specific information about the Company's rationale for the litigation decisions it has made may enable the opposing parties in the litigation to mount a better defense against the claims the Company has brought against them.

The Proposal is distinguishable from the shareholder proposal at issue in *Chevron Corp.* (avail. Feb. 28, 2006), where the Staff did not concur with the exclusion of a shareholder proposal requesting that the Board report the Company's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, "relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador" and "expenditures on the remediation of the Ecuador sites." In *Chevron*, the proposal requested factual information related to various costs associated with the Company's ongoing Ecuadorian litigation. By contrast, the Proposal requests an analysis of the Company's strategy and decisions in conducting its litigation, and as noted above, would require that the Company release a report that would negatively impact the Company's ability to effectively implement its litigation strategy. Thus, the Proposal is fundamentally different from the proposal in *Chevron*, and consistent with the Staff precedent noted above, is excludable under Rule 14a-8(i)(7).

[1] That the Proposal's statement that the Company may exclude any "proprietary information" is not intended to address confidential information regarding the Company's litigation strategy is evidenced by the Proposal itself, which requests a report disclosing the Company's "rationale" for the Company's litigation conduct. By its nature, the Company's "rationale" for its litigation conduct *is* the confidential information related to the Company's litigation strategy. *Cf. Johnson & Johnson* (avail. Feb. 14, 2012) (concurring with the exclusion of a proposal when the company argued that all information requested by the proposal was "legally prejudicial information" that the proposal ostensibly allowed to be omitted).

In summary, the Proposal relates to ordinary business matters that cannot "as a practical matter, be subject to direct shareholder oversight." Specifically, the Proposal both concerns the Company's conduct and strategy in its ongoing litigation (including choices the Company makes as to which individuals and entities to subpoena) and requests that the Company take action that would have an adverse effect on the Company's position in this litigation. Thus, implementation of the Proposal would affect the conduct of ongoing litigation to which the Company is a party and therefore intrude upon Company management's exercise of its business judgment with respect to pending litigation. Accordingly, we believe that the Proposal may be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

## III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Shareholder Relations And Communications.

The Proposal also may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal concerns the Company's shareholder relations and shareholder communications and, therefore, it relates to the Company's ordinary business operations.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals relating to a company's shareholder relations. For example, in *The Goodyear Tire and Rubber Co.* (avail. Jan. 28, 1991), the Staff concurred with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the board appoint a committee of independent directors to study, among other items, the "handling of consumer and shareholder complaints." In its response, the Staff noted that (among other things) the shareholder proposal impermissibly related to "customer and shareholder relations." Similarly, in *Prudential Financial, Inc.* (avail. Feb. 7, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the establishment of a shareholders' association for "social and recreational activities," where the company argued that "[d]ecisions regarding the establishment and implementation of programs and services for shareholders require management to consider a variety of factors," the balancing of which is "ill suited for shareholder oversight." In concurring with the exclusion of the proposal, the Staff noted that the proposal related to the company's ordinary business operations because it concerned the company's "shareholder relations." *See also Con-way, Inc.* (avail. Jan. 22, 2009) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board take the necessary steps to ensure that future annual meetings would be distributed over the Internet using webcast technology, where the Staff noted that proposal concerned "shareholder relations and the conduct of annual meetings"); *American Telephone and Telegraph Co.* (avail. Jan. 14, 1991) (concurring with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company "refrain from taking action on matters directly related to shareholder proposals pending a vote by shareholders at the annual meeting," where the Staff noted that "the alternatives and procedures considered by management in responding to shareholder proposals essentially consist of questions dealing with shareholder relations and, therefore, involve matters of the [c]ompany's ordinary business operations").

Likewise, the Staff has concurred with the exclusion of proposals requesting that a company take certain steps to improve or alter shareholder communications. *See XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (concurring with the exclusion of a shareholder proposal requesting that the board "impose a monetary fine upon the [c]ompany [o]fficer for failing to promptly respond to shareholder letters" and implement a shareholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Jameson Inns, Inc.* (avail. May 15, 2001) (concurring with the exclusion of a shareholder proposal urging the board to consider new ideas for improving shareholder communications, including three ideas specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications").

Similarly, the Proposal concerns the Company's shareholder relations, specifically, the effect on shareholder relations of certain of the Company's litigation tactics that involve Company shareholders and institutional investors. The Proposal criticizes these actions, including the Company issuing subpoenas to investors in connection with the ongoing litigation described above and the decision to file an ethics complaint against the Comptroller of the State of New York, who is the sole trustee and manager of the New York State Common Retirement Fund, a Company shareholder. The Proposal then requests that the independent directors of the Company's Board of Directors "conduct a review" of this litigation strategy, and "specifically analyz[e]," among other things, various issues related to the Company's shareholder relations, including the "rationale" for "attacks on New York State, a major institutional investor" and their "impact on long term investor relations." The Proposal also requests that the Board analyze the "precedent this would set in chilling shareholder communications." Therefore, the Proposal expressly addresses and seeks to interfere with how the Company handles its shareholder relations, a matter which the Staff has found to concern a company's ordinary business operations.

Moreover, by characterizing the Company's actions as a "horrendous precedent" that would "chill[] shareholder communications" and "an unprecedented intrusion," the Proposal suggests that the Company would improve shareholder communications by altering the litigation strategy described in the Proposal. Thus, the Proposal also is excludable consistent with *XM Satellite Radio Holdings Inc.* and *Jameson Inns, Inc.* discussed above, where the Staff concurred that shareholder proposals concerning improving shareholder communications involve matters of a company's ordinary business operations.

As Staff precedent recognizes, a company's management of issues relating to shareholder relations and communications is a task that is fundamental to management's ability to run the company. Moreover, "it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Finally, as discussed above, the fact that the Proposal also requests a report summarizing the Board's analysis does not change the nature of the Proposal because the subject matter of the requested report concerns the Company's shareholder relations. *See* the 1983 Release. Accordingly, because the Proposal concerns matters relating to the Company's ordinary business operations, specifically shareholder relations and communications, the Proposal is excludable under Rule 14a-8(i)(7).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to contact me at (202) 887-3646 or Rick Hansen, the Company's Assistant Secretary and Supervising Counsel, at (925) 549-1559 or at rhansen@chevron.com.

Sincerely,



Brian J. Lane

Enclosures

cc: Rick Hansen, Chevron Corporation
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management

101439118.11

**EXHIBIT A**

**From:** Morgan, Regina
**To:** HANSEN, RICK E
**Cc:** Smith, Timothy
**Subject:** Re: Chevron - Needmor Shareholder Review Amendment Letter
**Date:** Tuesday, December 11, 2012 7:50:20 AM
**Attachments:** cvx - needmor shareholder review amendment letter.doc
cvx - review of chevron"s action against shareholders resolution.docx
cvx - needmor fund documentation.pdf
**Importance:** High

---

**Good Morning Mr. Hansen,**

**We are forwarding an amendment letter from co-filer Needmor along with a corrected version of the resolution because of a typo.**

**In addition, we enclose Needmor proof of ownership documentation.**

**Please let us know if there are any questions.**

**Regards,**
**Regina**

*Regina R. Morgan*
*Walden Asset Management*
*Div. Boston Trust & Investment Management Company*
*One Beacon Street*
*Boston, MA 02108*
*617-726-7259*
*rmorgan@bostontrust.com*

**If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.**

Exhibit A

# THE NEEDMOR FUND

December 11, 2012

Mr. Richard Hansen
Assistant Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Mr. Hansen:

In your email to Tim Smith at Walden Asset Management, our investment manager, on Friday, December 7, 2012 you advised him of a typo in the resolution that has been filed by Needmor Fund.

Therefore, we want to amend the language of the resolution from "irreparable inquiry" to now read as "irreparable injury"."

We enclose a corrected copy of the resolution.

Please continue to advise Walden Asset Management if there are any further questions.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management

**The Needmor Fund**
**c/o Daniel Stranahan**

***FISMA & OMB Memorandum M-07-16***

**Whereas,** Chevron Corporation has been embroiled in a significant international lawsuit dealing with massive pollution from drilling and waste products caused by Texaco (now part of Chevron) in the rainforest of Ecuador.

Chevron now faces potential liability of $19.04 Billion because of a decision against them in Ecuador's courts.

Investors have addressed this issue in meetings and in open letters to Chevron, urging the Board to acknowledge the risk to Chevron's reputation, as well as the financial risk and their responsibility as a company.

For example, investors with $580 billion in assets under management wrote Chevron's Board in 2012 urging the company to take a fresh look at its options; Chevron itself has admitted in sworn legal statements that the company risks "irreparable injury to its business judgment and business relationships" from any enforcement of the successful Ecuadoran court judgment.

The company has defended itself vigorously over 20 years of litigation in court and in public debates, but to date has been unsuccessful in several court appeals.

Enforcement actions have commenced in overseas jurisdiction and the Government of Argentina froze Chevron's Argentina assets worth $2 Billion in fall 2012.

Chevron is proud of its system of corporate governance and its relationship with the institutional investor community. For example, Chevron's Corporate Secretary had been the co-Chair of the Council of Institutional Investors.

Yet in November 2012 the company launched a visible and controversial attack against shareholder proponents of resolutions.

Chevron and its law firm Gibson Dunn issued a subpoena to various investors demanding that they produce any documents concerning the "Chevron Litigations or Shareholder Actions" related to the Ecuador spill and the court case.

The subpoena goes back to 2005 seeking all documents concerning Chevron shareholder resolutions or investor statements including emails to specific groups of investors and other organizations related to the lawsuit.

We believe this is an unprecedented intrusion into investor communications related to an issue that has a distinct and negative impact on shareholder value. The company seeks access to thousands of private emails as investors share research, discuss statements about the company and the issue and communicate about shareholder resolutions on the topic.

This is seen by many investors as an unwarranted and irresponsible attack on private investor communications and if successful would establish a horrendous precedent opening the door for companies to sue investors who disagreed with them.

Resolved: that shareholders request the independent Board members to conduct a review of Chevron's recent legal initiatives against investors specifically analyzing

1. The rationale for this new intervention, including subpoenas, a public relations campaign and attacks on New York State, a major institutional investor.

2. Its impact on long term investor relations and Chevron's reputation.
3. The precedent this would set in chilling shareholder communications with any company about key environmental, social and governance issues and their impact on shareholder value.

A report summarizing this review, omitting proprietary information, shall be reported to shareholders by September 2013.

Exhibit A


The Northern Trust Company
50 South La Salle Street
Chicago, Illinois [illegible]
[illegible]




**Northern Trust**

**December 6, 2012**

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **100** shares of **Chevron Corporation (Cusip #166764100).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Chevron Corporastion** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Laura O'Sullivan, Vice President

Exhibit A

| | |
|---|---|
| **From:** | Morgan, Regina |
| **To:** | Beebe, Lydia (Lydia.Beebe) |
| **Cc:** | HANSEN, RICK E; Smith, Timothy |
| **Subject:** | Re: Chevron - Needmor Fund Filing Packet |
| **Date:** | Thursday, December 06, 2012 7:20:36 AM |
| **Attachments:** | cvx - needmor shareholder review filing packet.pdf |
| **Importance:** | High |

**Good Morning Ms. Beebe,**

**At the request of Tim Smith we are forwarding a shareholder resolution on behalf of Needmor Fund.**

**Please let us know if there are any questions.**

**Regards,**
**Regina**

*Regina R. Morgan*
*Walden Asset Management*
*Div. Boston Trust & Investment Management Company*
*One Beacon Street*
*Boston, MA 02108*
*617-726-7259*
*rmorgan@bostontrust.com*

*Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.*

Exhibit A

# THE NEEDMOR FUND

December 6, 2012

Ms. Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollingen Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

The Needmor Fund holds 100 shares of Chevron stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the recent attacks by Chevron on shareholder rights and communications thus the request for this review.

Therefore, we are filing the enclosed shareholder proposal with as the primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of Chevron stock for more than one year. We will be glad to provide proof of ownership from our custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan

***FISMA & OMB Memorandum M-07-16***

**Whereas,** Chevron Corporation has been embroiled in a significant international lawsuit dealing with massive pollution from drilling and waste products caused by Texaco (now part of Chevron) in the rainforest of Ecuador.

Chevron now faces potential liability of $19.04 Billion because of a decision against them in Ecuador's courts.

Investors have addressed this issue in meetings and in open letters to Chevron, urging the Board to acknowledge the risk to Chevron's reputation, as well as the financial risk and their responsibility as a company.

For example, investors with $580 billion in assets under management wrote Chevron's Board in 2012 urging the company to take a fresh look at its options; Chevron itself has admitted in sworn legal statements that the company risks "irreparable inquiry to its business judgment and business relationships" from any enforcement of the successful Ecuadoran court judgment.

The company has defended itself vigorously over 20 years of litigation in court and in public debates, but to date has been unsuccessful in several court appeals.

Enforcement actions have commenced in overseas jurisdiction and the Government of Argentina froze Chevron's Argentina assets worth $2 Billion in fall 2012.

Chevron is proud of its system of corporate governance and its relationship with the institutional investor community. For example, Chevron's Corporate Secretary had been the co-Chair of the Council of Institutional Investors.

Yet in November 2012 the company launched a visible and controversial attack against shareholder proponents of resolutions.

Chevron and its law firm Gibson Dunn issued a subpoena to various investors demanding that they produce any documents concerning the "Chevron Litigations or Shareholder Actions" related to the Ecuador spill and the court case.

The subpoena goes back to 2005 seeking all documents concerning Chevron shareholder resolutions or investor statements including emails to specific groups of investors and other organizations related to the lawsuit.

We believe this is an unprecedented intrusion into investor communications related to an issue that has a distinct and negative impact on shareholder value. The company seeks access to thousands of private emails as investors share research, discuss statements about the company and the issue and communicate about shareholder resolutions on the topic.

This is seen by many investors as an unwarranted and irresponsible attack on private investor communications and if successful would establish a horrendous precedent opening the door for companies to sue investors who disagreed with them.

Resolved: that shareholders request the independent Board members to conduct a review of Chevron's recent legal initiatives against investors specifically analyzing

1. The rationale for this new intervention, including subpoenas, a public relations campaign and attacks on New York State, a major institutional investor.

2. Its impact on long term investor relations and Chevron's reputation.
3. The precedent this would set in chilling shareholder communications with any company about key environmental, social and governance issues and their impact on shareholder value.

A report summarizing this review, omitting proprietary information, shall be reported to shareholders by September 2013.

Exhibit A

**From:** HANSEN, RICK E
**To:** Smith, Timothy
**Subject:** RE: Chevron - Needmor Fund Filing Packet
**Date:** Thursday, December 06, 2012 2:46:00 PM
**Attachments:** Needmor Fund.pdf

---

Oops. So sorry. Please see attached.


**Rick E. Hansen**
Assistant Secretary and Supervising Counsel

**Corporate Governance**
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com




---

**From:** Smith, Timothy [mailto:tsmith@bostontrust.com]
**Sent:** Thursday, December 06, 2012 2:46 PM
**To:** HANSEN, RICK E
**Subject:** Re: Chevron - Needmor Fund Filing Packet

Thanks so much . Can you enclose a copy since the email had no enclosure

Timothy Smith
Walden Asset Management

On Dec 6, 2012, at 5:43 PM, "HANSEN, RICK E" <RHANSEN@chevron.com> wrote:

> Ms. Morgan and Mr. Smith,
>
> The attached letter was sent today via express mail to Daniel Stranahan regarding the shareholder proposal submitted to Chevron Corporation by the Needmor Fund. Per Mr. Stranahan's request we are providing you with a copy.
>
> **Rick E. Hansen**
> Assistant Secretary and Supervising Counsel
>
> **Corporate Governance**
> Chevron Corporation
> 6001 Bollinger Canyon Rd., T3184

San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com

*This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.*

---

**From:** Morgan, Regina [mailto:rmorgan@bostontrust.com]
**Sent:** Thursday, December 06, 2012 7:19 AM
**To:** Beebe, Lydia (Lydia.Beebe)
**Cc:** HANSEN, RICK E; Smith, Timothy
**Subject:** Re: Chevron - Needmor Fund Filing Packet
**Importance:** High

**Good Morning Ms. Beebe,**

**At the request of Tim Smith we are forwarding a shareholder resolution on behalf of Needmor Fund.**

**Please let us know if there are any questions.**

**Regards,**
**Regina**

*Regina R. Morgan*
*Walden Asset Management*
*Div. Boston Trust & Investment Management Company*
*One Beacon Street*
*Boston, MA 02108*
*617-726-7259*
*rmorgan@bostontrust.com*

*Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.*

---

by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

**This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.**

**Boston Trust & Investment Management Company**
**Walden Asset Management**
**BTIM, Inc.**

---

**Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.**

**This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.**

**Boston Trust & Investment Management Company**
**Walden Asset Management**
**BTIM, Inc.**

---

Exhibit A


Chevron

**Rick E. Hansen**
Assistant Secretary and
Supervising Counsel

**Corporate Governance**
**Chevron Corporation**
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

**VIA EXPRESS MAIL**

December 6, 2012

Mr. Daniel Stranahan
Chair, Finance Committee
The Needmor Fund

***FISMA & OMB Memorandum M-07-16***

Re: Stockholder Proposal

Dear Mr. Stranahan,

We have received your letter and enclosures dated December 6, 2012, on behalf of The Needmor Fund (the "Fund") submitting a stockholder proposal for inclusion in Chevron's proxy statement and proxy for its 2013 annual meeting of stockholders. I write to provide notice of certain defects in your submission, specifically the proof of ownership of Chevron stock.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, a proponent must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting, for at least one year by the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that the Fund is a registered holder. Exchange Act Rule 14a-8(b)(2) provides that proponents who are not registered holders must prove their share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the required value or number of shares continuously for at least one year as of the date the proposal is submitted; or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that the proponent has owned the required value or number of shares continuously for at least one year as of the date the proposal is submitted.

Regarding the required proof of the Fund's share position, your letter indicates that the Fund is the beneficial holder of 100 shares of Chevron stock and that it "will be glad to provide proof of ownership from [its] custodian, a DTC participant, upon request." In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at subsection C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, the Division of Corporation Finance has more recently taken the position that, also for purposes of Exchange Act Rule 14a-8(b)(2), only Depository Trust Company ("DTC") participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.)

Consistent with the above, please provide to us a written statement from the DTC-participant record holder of the Fund's Chevron shares verifying that (a) the DTC-participant is the record holder, and (b) at the time the proposal was submitted the Fund continuously held the required value or number of shares for at least one year.

Your response may be sent by U.S. Postal Service, overnight delivery, email or facsimile to my attention at the address above. Pursuant to SEC Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

A copy of Exchange Act Rule 14a-8 is enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosure

Cc: Timothy Smith (via email, tsmith@bostontrust.com)

Exhibit A

**From:** HANSEN, RICK E
**To:** Smith, Timothy
**Cc:** Beebe, Lydia (Lydia.Beebe)
**Subject:** RE: Chevron - Needmor Fund Filing Packet
**Date:** Friday, December 07, 2012 8:19:00 AM

---

Tim, that would be fine.

Rick E. Hansen
Assistant Secretary and Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com
This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.

-----Original Message-----
From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Friday, December 07, 2012 5:31 AM
To: Timothy Smith
Cc: Beebe, Lydia (Lydia.Beebe); HANSEN, RICK E
Subject: Re: Chevron - Needmor Fund Filing Packet

We note a typo in the text we will correct in a formal letter next week.
"Irreparable inquiry" should read " irreparable injury".
Wanted to alert you to this on behalf of Needmor Fund.
Would a letter with the new text noting the word change suffice ?
Tim Smith
Senior Vice President
Walden Asset Management

On Dec 6, 2012, at 10:19, "Morgan, Regina" <rmorgan@bostontrust.com> wrote:

> Good Morning Ms. Beebe,
>
>
>
> At the request of Tim Smith we are forwarding
>
> a shareholder resolution on behalf of Needmor Fund.
>
>
>
> Please let us know if there are any questions.
>
>
>
> Regards,
>
> Regina
>
>

Exhibit A

>
> Regina R. Morgan
> Walden Asset Management
> Div. Boston Trust & Investment Management Company
> One Beacon Street
> Boston, MA 02108
> 617-726-7259
> rmorgan@bostontrust.com <mailto:rmorgan@bostontrust.com>
>
>
>
> Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.
>
>
>
>
>
> <cvx - needmor shareholder review filing packet.pdf>

Exhibit A

| | |
|---|---|
| **From:** | Sonia Kowal |
| **To:** | Corporate Governance Correspondence |
| **Subject:** | shareholder proposal co-filing |
| **Date:** | Wednesday, December 12, 2012 8:14:07 AM |
| **Attachments:** | ZAM co-filing shareholders rights 12 10 12.pdf |

Dear Ms. Beebe,

Please find attached documents relating to our co-filing of a shareholder proposal regarding shareholders rights at Chevron.

Regards,

Sonia Kowal

Sonia Kowal
*Director of Socially Responsible Investing* | Zevin Asset Management, LLC
50 Congress Street, Suite 1040| Boston, MA 02109
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Exhibit A

# Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2012

*Sent via email to corpgov@chevron.com*

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal on shareholder rights for 2013 Annual Meeting

Dear Secretary,

Enclosed please find our letter co-filing the shareholder rights proposal to be included in the proxy statement of Chevron Corporation (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management holds, on behalf of our clients, 9682 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, the Frank H Joyce Trust dtd 5/13/08 (the Proponent), who has continuously held, for at least one year of the date hereof, more than $2,000 of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank, Charles Schwab & Co., Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at Charles Schwab & Co., Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2013 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer is the Needmore Fund. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
*Director of Socially Responsible Investing*
Zevin Asset Management

Exhibit A

**Whereas**, Chevron Corporation has been embroiled in a significant international lawsuit dealing with massive pollution from drilling and waste products caused by Texaco (now part of Chevron) in the rainforest of Ecuador.

Chevron now faces potential liability of $19.04 Billion because of a decision against them in Ecuador's courts.

Investors have addressed this issue in meetings and in open letters to Chevron, urging the Board to acknowledge the risk to Chevron's reputation, as well as the financial risk and their responsibility as a company.

For example, investors with $580 billion in assets under management wrote Chevron's Board in 2012 urging the company to take a fresh look at its options; Chevron itself has admitted in sworn legal statements that the company risks "irreparable injury to its business judgment and business relationships" from any enforcement of the successful Ecuadoran court judgment.

The company has defended itself vigorously over 20 years of litigation in court and in public debates, but to date has been unsuccessful in several court appeals.

Enforcement actions have commenced in overseas jurisdiction and the Government of Argentina froze Chevron's Argentina assets worth $2 Billion in fall 2012.

Chevron is proud of its system of corporate governance and its relationship with the institutional investor community. For example, Chevron's Corporate Secretary had been the co-Chair of the Council of Institutional Investors.

Yet in November 2012 the company launched a visible and controversial attack against shareholder proponents of resolutions.

Chevron and its law firm Gibson Dunn issued a subpoena to various investors demanding that they produce any documents concerning the "Chevron Litigations or Shareholder Actions" related to the Ecuador spill and the court case.

The subpoena goes back to 2005 seeking all documents concerning Chevron shareholder resolutions or investor statements including emails to specific groups of investors and other organizations related to the lawsuit.

We believe this is an unprecedented intrusion into investor communications related to an issue that has a distinct and negative impact on shareholder value. The company seeks access to thousands of private emails as investors share research, discuss statements about the company and the issue and communicate about shareholder resolutions on the topic.

This is seen by many investors as an unwarranted and irresponsible attack on private investor communications and if successful would establish a horrendous precedent opening the door for companies to sue investors who disagreed with them.

Resolved: that shareholders request the independent Board members to conduct a review of Chevron's recent legal initiatives against investors specifically analyzing

1. The rationale for this new intervention, including subpoenas, a public relations campaign and attacks on New York State, a major institutional investor.

2. Its impact on long term investor relations and Chevron's reputation.

Exhibit A

3. The precedent this would set in chilling shareholder communications with any company about key environmental, social and governance issues and their impact on shareholder value.

A report summarizing this review, omitting proprietary information, shall be reported to shareholders by September 2013.

Exhibit A

# Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2012

To Whom It May Concern:

Please find attached Charles Schwab & Co., Inc's custodial proof of ownership statement of Chevron (CVX) for the Frank H Joyce Trust dtd 5/13/08. Zevin Asset Management, LLC is the investment advisor to the Frank H Joyce Trust and co-filed a share holder resolution on shareholder rights on the Frank H Joyce Trust's behalf.

This letter serves as confirmation that the Frank H Joyce Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

*Director of Socially Responsible Investing*
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Exhibit A

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

December 10, 2012

Ms. Sonia Kowal
ZEVIN ASSET MANAGEMENT INC
50 Congress Street, Suite 1040
Boston, MA 02109

Re: FRANK H JOYCE TRUST
U/A DTD 05/13/2008
F JOYCE & M BARNETT TTEE
Account # ***OMB Memorandum M-07-16***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 38 shares of Chevron Corporation (CVX) common stock on behalf of our client, FRANK H JOYCE TRUST. These shares have been continuously held by the FRANK H JOYCE TRUST from August 04, 2011 through present.

Sincerely,



Tyler Larkin
Relationship Specialist
Schwab Advisor Services